Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
Stage Stores, Inc.
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES SELECTS JEFFERSONVILLE, OHIO AS THE SITE FOR ITS THIRD DISTRIBUTION CENTER

HOUSTON, TX, July 30, 2007 – Stage Stores, Inc. (NYSE:SSI) today announced that it has selected Jeffersonville, Ohio as the site for its third distribution center. The Company stated that it will lease approximately 200,000 square feet and expects to invest over $12 million on machinery and equipment in preparing its new facility for operation. The Company's third distribution center, which will be capable of supporting approximately 300 stores, will service stores in its Midwestern and Eastern locations.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "We greatly appreciate the cooperation and assistance that we received from the Ohio Department of Development, Fayette County and the City of Jeffersonville on this project. After conducting an extensive search, we believe that Jeffersonville provides us with an ideal location for our Company's third distribution center. We look forward to bringing this facility on line in mid-2008, and we are pleased that the City of Jeffersonville, and the State of Ohio, will play an important role in our future growth."

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 668 stores located in 33 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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